# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amaze Holdings, Inc., CIK 0001880343
CUSIP: 35804X200
Title of class of securities: Common stock, $0.001 par value
Address of issuer's principal executive offices: 2901 WEST COAST HWY, SUITE 200, Newport Beach, California (CA), 92663
Date of event which requires filing of this statement: 06/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089522

## Reporting persons
- Blue Hawk, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 510,979; shared voting power 0; sole dispositive power 510,979; shared dispositive power 0; aggregate amount beneficially owned 510,979 (8.04% of the class)
  Comment: Note to Row 11: Calculated based upon the 6,335,621 shares of Common Stock outstanding as of September 3, 2025, as reported by the Issuer in its Prospectus Filed Pursuant to Rule 424(b)(3), Registration No. 333-290177, filed with the Securities and Exchange Commission on September 22, 2025.
- Jerry Murdock: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 510,979; shared voting power 0; sole dispositive power 510,979; shared dispositive power 0; aggregate amount beneficially owned 510,979 (8.04% of the class)
  Comment: Note to Row 11: Calculated based upon the 6,335,621 shares of Common Stock outstanding as of September 3, 2025, as reported by the Issuer in its Prospectus Filed Pursuant to Rule 424(b)(3), Registration No. 333-290177, filed with the Securities and Exchange Commission on September 22, 2025.

## Item 1. Issuer
Name of issuer: Amaze Holdings, Inc.
Address of issuer's principal executive offices: 2901 West Coast Highway, Suite 200, Newport Beach, CA, 92663

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Blue Hawk, LLC, a Colorado limited liability company ("Blue Hawk") and (ii) Jerry Murdock ("Mr. Murdock"). The foregoing are collectively referred to herein as the "Reporting Persons." Mr. Murdock is the sole member and manager of Blue Hawk.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
P.O. Box 1268
Aspen, CO 81612, United States
Citizenship: Blue Hawk is a Colorado limited liability company. Mr. Murdock is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 510,979
Percent of class: 8.04%
Sole power to vote or to direct the vote: 8.04%
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8.04%
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Blue Hawk, LLC: /s/ Jerry Murdock, Jerry Murdock, Manager (10/07/2025)
- Jerry Murdock: /s/ Jerry Murdock, Jerry Murdock (10/07/2025)